

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2019

Peter Holst
Chief Executive Officer
Glowpoint, Inc.
999 18th Street, Suite 1350S
Denver, Colorado 80202

> **Re: Glowpoint, Inc.**
> **Preliminary Proxy Statement On Schedule 14A**
> **Filed November 14, 2019**
> **File No. 001-35376**

Dear Mr. Holst:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ron Levine